

NYSE
AN ICE EXCHANGE

June 1, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of VISA INC., under the Exchange Act of 1934:

- 1.500% Senior Notes due 2026
- 2.000% Senior Notes due 2029
- 2.375% Senior Notes due 2034

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com